Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

May 13, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re: Decibel Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 18, 2022

File No. 333-263671

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Decibel Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-263671), so that it may become effective at 4:00 p.m., Eastern time, on May 17, 2022, or as soon as practicable thereafter.

Very truly yours,

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid
	Name:	Laurence Reid
	Title:	President and Chief Executive Officer